Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2015

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2015, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the Third Quarter of 2015

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

EXCHANGE RATE INFORMATION	4

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	5

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“Additional Development” refers to the additional second phase development project on the Studio City site, which is expected to include an additional luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with its American depository shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, owns a 60% interest in SCI;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. state of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of the Studio City Project, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Shareholders Agreement” refers to the shareholders agreement dated July 27, 2011, by and among MCE Cotai, New Cotai, MCE and SCI (as amended from time to time);

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, consisting of the Studio City Project and the Additional Development;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our immediate holding company;

•	“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio) which opened to the public on October 27, 2015;

•	“Studio City Project Facility” refers to the senior secured project facility agreement, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain of its subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, (vi) discussions with our creditors regarding changes to our existing debt arrangements, and the implementation of any such changes, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7499 to US$1.00. On November 13, 2015, the noon buying rate was HK$7.7509 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City Project opened to the public on October 27, 2015. No revenue or cash were provided by our intended operations during the periods reported. Accordingly, the activities reflected in our unaudited condensed consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, pre-opening costs, interest expenses and other finance costs. Consequently, we have incurred losses and expect to report additional losses for the periods prior to our commencement of commercial operations.

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

For the third quarter of 2015, we had a net loss of US$54.8 million, an increase of US$35.7 million from a net loss of US$19.1 million for the third quarter of 2014, primarily due to an increase in pre-opening costs and higher interest expenses arising from the drawdown of the term loan facility under the Studio City Project Facility in late July 2014, partially offset by higher interest capitalization and capitalization of amortization of deferred financing costs upon our continuous development on Studio City.

Amortization of land use right expenses for the third quarter of 2015 were US$3.0 million, in-line with the same period in 2014.

Pre-opening costs for the third quarter of 2015 were US$51.0 million, compared to US$3.5 million incurred for the third quarter of 2014. The increase in pre-opening costs of US$47.5 million was primarily due to an increase in payroll, marketing, advertising and administrative costs in connection with the start-up operations of Studio City incurred for the third quarter of 2015.

Interest expenses (net of capitalized interest of US$33.1 million) for the third quarter of 2015 were nil, compared to US$8.1 million (net of capitalized interest of US$20.7 million) for the third quarter of 2014. The decrease in interest expenses (net of capitalized interest) of US$8.1 million was primarily due to a higher interest capitalization of US$12.4 million associated with the Studio City construction and development projects, partially offset by US$4.6 million higher interest expenses that resulted from the drawdown of the term loan facility under the Studio City Project Facility in late July 2014.

Other finance costs for the third quarter of 2015 of US$0.8 million, included US$0.4 million of amortization of deferred financing costs (net of capitalization of US$5.8 million) associated with the drawdown in late July 2014 of the term loan facility under the Studio City Project Facility and the Studio City Notes issued in November 2012 as well as the loan commitment fees of US$0.4 million associated with the Studio City Project Facility which were payable from January 2013. Other finance costs for the third quarter of 2014 of US$6.1 million, included US$3.9 million of amortization of deferred financing costs associated with the term loan facility under the Studio City Project Facility and the Studio City Notes as well as loan commitment fees of US$2.2 million associated with the Studio City Project Facility. The decrease in the amortization of deferred financing costs was primarily due to higher capitalization. The decrease in loan commitment fees resulted from the drawdown of the term loan facility under the Studio City Project Facility in late July 2014.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

For the nine months ended September 30, 2015, we had a net loss of US$119.0 million, an increase of US$72.1 million from a net loss of US$46.9 million for the nine months ended September 30, 2014, primarily due to an increase in pre-opening costs, higher interest expenses and amortizations of deferred financing costs arising from the drawdown of the term loan facility under the Studio City Project Facility in late July 2014, partially offset by higher interest capitalization upon our continuous development on Studio City and lower loan commitment fees.

Amortization of land use right expenses for the nine months ended September 30, 2015 were US$9.1 million, in-line with the same period in 2014.

Pre-opening costs for the nine months ended September 30, 2015 were US$98.3 million, compared to US$8.5 million incurred for the nine months ended September 30, 2014. The increase in pre-opening costs of US$89.8 million was primarily due to an increase in payroll, marketing, advertising and administrative costs in connection with the start-up operations of Studio City incurred for the nine months ended September 30, 2015.

Interest expenses (net of capitalized interest of US$97.4 million) for the nine months ended September 30, 2015 were US$1.4 million, compared to US$10.4 million (net of capitalized interest of US$54.8 million) for the nine months ended September 30, 2014. The decrease in interest expenses (net of capitalized interest) of US$9.0 million was primarily due to a higher interest capitalization of US$42.6 million associated with the Studio City construction and development projects, partially offset by an increase in interest expenses of US$35.0 million upon our drawdown of the term loan facility under the Studio City Project Facility in late July 2014.

Other finance costs for the nine months ended September 30, 2015 of US$11.4 million, included US$10.1 million of amortization of deferred financing costs (net of capitalization of US$8.6 million) associated with the term loan facility under the Studio City Project Facility drawn in late July 2014 and the Studio City Notes issued in November 2012 as well as the loan commitment fees of US$1.3 million associated with the Studio City Project Facility which were payable from January 2013. Other finance costs for the nine months ended September 30, 2014 of US$19.1 million, included US$4.4 million of amortization of deferred financing costs (net of capitalization of US$0.3 million) associated with the term loan facility under the Studio City Project Facility and the Studio City Notes as well as loan commitment fees of US$14.7 million associated with the Studio City Project Facility. The increase in the amortization of deferred financing costs was primarily due to the drawdown of the term loan facility under the Studio City Project Facility in late July 2014, partially offset by higher capitalization. The decrease in loan commitment fees resulted from the drawdown of the term loan facility under the Studio City Project Facility.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a result, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of September 30, 2015, we held unrestricted cash and cash equivalents and restricted cash of US$20.5 million and US$593.7 million, respectively, and HK$775.4 million (approximately US$100.0 million) of the Studio City Project Facility remained available for future drawdown, subject to satisfaction of certain conditions precedent.

As of September 30, 2015, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai to SCI. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands of US$)
Net cash used in operating activities	$(38,945)	$(12,063)	$(57,361)	$(31,348)
Net cash provided by (used in) investing activities	42,897	(1,482,734)	75,002	(1,459,290)
Net cash provided by (used in) financing activities	—	1,494,797	(334)	1,490,638

Net increase in cash and cash equivalents	3,952	—	17,307	—
Cash and cash equivalents at beginning of period	16,516	—	3,161	—

Cash and cash equivalents at end of period	$20,468	$—	$20,468	$—

Operating Activities

Studio City Project started operations on October 27, 2015 and therefore there was no revenue or cash generated from our intended operations during the periods reported herein. Net cash used in operating activities during the presented periods in this quarterly report mainly represents general and administrative expenses, pre-opening costs, loan commitment fees associated with Studio City Project Facility paid and the working capital changes during the periods. For the three months ended September 30, 2015 and 2014, net cash used in operating activities were US$38.9 million and US$12.1 million, respectively. While for the nine months ended September 30, 2015 and 2014, net cash used in operating activities were US$57.4 million and US$31.3 million, respectively. The increase in net cash used in operating activities for the three and nine months ended September 30, 2015 compared to the same periods in 2014 was primarily due to the increase in pre-opening costs paid during the periods partially offset by decreased working capital.

Investing Activities

Net cash provided by investing activities was US$42.9 million for the three months ended September 30, 2015 as compared to US$1,482.7 million used in investing activities for the three months ended September 30, 2014. The change was primarily due to the decrease in restricted cash, land use right payment and advance payments and deposits for acquisition of property and equipment, partially offset by prepayment for other long-term assets, loan and advance to affiliated companies. Net cash provided by investing activities for the three months ended September 30, 2015 included a decrease in restricted cash of US$242.5 million, partially offset by capital expenditure payments of US$171.5 million, prepayment for other long-term assets of US$11.7 million, advance to an affiliated company of US$10.8 million, advance payments and deposits for acquisition of property and equipment of US$3.6 million and loan to an affiliated company of US$2.0 million.

The decrease in restricted cash of US$242.5 million during the three months ended September 30, 2015 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash used in investing activities was US$1,482.7 million for the three months ended September 30, 2014, included an increase in restricted cash of US$1,273.3 million, capital expenditure payments of US$169.0 million, land use right payment of US$23.8 million and advance payments and deposits for acquisition of property and equipment of US$16.6 million.

The increase in restricted cash of US$1,273.3 million for the three months ended September 30, 2014 was primarily due to the proceeds from the term loan facility under the Studio City Project Facility drawn in late July 2014 of US$1,295.7 million and the funds transfer from Studio City Holdings, our immediate holding company, of US$199.5 million as described below, partially offset by the withdrawal and payment of Studio City Project Costs of US$221.9 million during the three months ended September 30, 2014 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash provided by investing activities was US$75.0 million for the nine months ended September 30, 2015, as compared to US$1,459.3 million used in investing activities for the nine months ended September 30, 2014. The change was primarily due to the decrease in restricted cash, land use right payment and advance payments and deposits for acquisition of property and equipment, partially offset by increased capital expenditure payments, prepayment for other long-term assets and an advance to an affiliated company. Net cash provided by investing activities for the nine months ended September 30, 2015 mainly included a decrease in restricted cash of US$824.7 million, partially offset by capital expenditure payments of US$646.8 million, prepayment for other long-term assets of US$35.9 million, land use right payment of US$24.4 million, advance to an affiliated company of US$21.8 million and advance payments and deposits for acquisition of property and equipment of US$18.8 million.

The decrease in restricted cash of US$824.7 million during the nine months ended September 30, 2015 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Notes and Studio City Project Facility.

Net cash used in investing activities was US$1,459.3 million for the nine months ended September 30, 2014 included an increase in restricted cash of US$992.1 million, capital expenditure payments of US$370.8 million, advance payments and deposits for acquisition of property and equipment of US$49.5 million and land use right payment of US$47.0 million.

The increase in restricted cash of US$992.1 million for the nine months ended September 30, 2014 was primarily due to the proceeds from the term loan facility under the Studio City Project Facility drawn in late July 2014 of US$1,295.7 million and the funds transfer from Studio City Holdings, our immediate holding company, of US$199.5 million as described below, partially offset by the withdrawal and payment of Studio City Project Costs of US$503.1 million during the nine months ended September 30, 2014 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Financing Activities

No cash provided by/used in financing activities for the three months ended September 30, 2015.

Net cash provided by financing activities was US$1,494.8 million for the three months ended September 30, 2014, primarily from the proceeds from the term loan facility under the Studio City Project Facility drawn in late July 2014 of US$1,295.7 million and advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$199.5 million. The advances from Studio City Holdings of US$199.5 million were sourced through capital injections from MCE Cotai and New Cotai, shareholders of SCI.

Net cash used in financing activities was US$0.3 million for the nine months ended September 30, 2015, primarily due to the payment of debt issuance costs of US$0.3 million associated with the Studio City Project Facility.

Net cash provided by financing activities was US$1,490.6 million for the nine months ended September 30, 2014, primarily from the proceeds from the term loan facility under Studio City Project Facility drawn in late July 2014 of US$1,295.7 million and advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$199.5 million. The advances from Studio City Holdings of US$199.5 million were sourced through capital injections from MCE Cotai and New Cotai, shareholders of SCI. These were offset in part by the payment of debt issuance cost associated with Studio City Notes and Studio City Project Facility of US$4.6 million.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of September 30, 2015:

As of September 30, 2015 (In thousands of US$)
Studio City Project Facility	$1,295,689
Studio City Notes	825,000

$2,120,689

There was no change in our indebtedness as of September 30, 2015 compared to June 30, 2015.

For the purpose of financing the Studio City Project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this report, MCE Cotai and New Cotai, the shareholders of SCI, had contributed an aggregate amount of US$1,250.0 million (which amount includes the completion support funds of US$225.0 million provided under the Studio City Project Facility) to the Studio City Project and US$30.0 million for the Additional Development.

Under the Studio City Project Facility, a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility were made available. On July 28, 2014, we drew down the entire term loan facility under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement agreement. Certain proceeds of the Studio City Notes have also been placed in reserved accounts, which are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interest payable under the Studio City Notes, subject to the satisfaction of the conditions and requirements as specified by the relevant security documents.

On October 20, 2015, the Macau government authorized 250 new gaming tables to be operated at the gaming areas of the Studio City Project, of which 200 gaming tables have commenced operation upon the opening of Studio City Project to the public on October 27, 2015 and the remaining 50 gaming tables will commence operation beginning in January 2016.

On November 18, 2015, the borrower under the Studio City Project Facility received the requisite lender consent to amend the Studio City Project Facility documentation as proposed by the Studio City borrowing group. The amendments, which took effect on that date and as more particularly set out below, include changing the Studio City Project opening date condition from 400 to 250 gaming tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing. Studio City, which opened on October 27, 2015, will continue its operations and obtain disbursements from the Studio City Project Facility, as scheduled.

Specifically, the amendments to the Studio City Project Facility documentation include:

•	amendments to the forms of opening conditions certificates to change the number of required gaming tables from 400 to 250, in order that the “Opening Date” for the purposes of the facility agreement may be designated on and from the date on which the further 50 gaming tables (following the initial 200) become available for operation

•	amendments to the financial covenant levels, including:

•	lowering the cash cover ratio from no less than 1.05:1 to no less than 1.00:1

•	lowering the interest cover ratio from no less than 2.25:1 (rising to no less than 3.00:1) to no less than 1.50:1 (rising to no less than 2.00:1)

•	raising the senior secured leverage ratio from no more than 3.50:1 (falling to no more than 2.50:1) to no more than 5.25:1 (falling to no more than 4.00:1)

•	raising the total leverage ratio from no more than 5.0:1 (falling to no more than 4.00:1) to no more than 9.00:1 (falling to no more than 7.00:1)

•	an amendment to the financial covenant definitions related to the cash cover test to include towards cashflow (but not excess cashflow) any amounts applied from the new secured liquidity account during the relevant testing period

•	an amendment to the first test date of each financial covenant so that financial covenant testing commences on and from March 31, 2017

•	amendments to include the creation of a new secured liquidity account to be held in the name of the borrower under the Studio City Project Facility and to be credited with the US$225.0 million completion support funds previously provided by SCI as cash collateral in favor of the security agent for the facility

•	amendments to reduce the number of months of debt service required to be held in the debt service reserve account from six months to three months and to permit the withdrawal by the borrower under the Studio City Project Facility of amounts standing to the credit of the notes debt service reserve account for certain specified purposes, including debt service

•	amendments to the accounts mechanics to align with the opening of the Studio City Project on October 27, 2015 and the creation of the new liquidity account

•	an amendment to remove the prohibition on the use of term loan proceeds for payment of interest on the senior notes

•	a change in the purpose of the revolving facility to permit its use on and from the amendment consent date (i.e. November 18, 2015)

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2015

Page

Unaudited Condensed Consolidated Balance Sheets	F-2

Unaudited Condensed Consolidated Statements of Operations	F-3

Unaudited Condensed Consolidated Statements of Cash Flows	F-4

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$20,468	$3,161
Restricted cash	558,658	1,368,390
Amounts due from affiliated companies	11,944	3,874
Amount due from an intermediate holding company	1,073	82
Loan to an affiliated company	333	—
Inventories	2,222	—
Prepaid expenses and other current assets	22,677	2,999

Total current assets	617,375	1,378,506

PROPERTY AND EQUIPMENT, NET	2,471,954	1,629,803
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	48,504	80,687
LOAN TO AN AFFILIATED COMPANY	1,667	—
RESTRICTED CASH	35,067	50,064
DEFERRED FINANCING COSTS, NET	66,478	85,195
LAND USE RIGHT, NET	133,149	142,227

TOTAL ASSETS	$3,374,194	$3,366,482

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$264,372	$139,223
Current portion of long-term debt	38,871	—
Amounts due to affiliated companies	27,328	3,730
Amount due to ultimate holding company	1,169	337

Total current liabilities	331,740	143,290

LONG-TERM DEBT	2,081,818	2,120,689
ADVANCE FROM IMMEDIATE HOLDING COMPANY	942,779	942,779
OTHER LONG-TERM LIABILITIES	34,971	57,846

SHAREHOLDER’S (DEFICIT) EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive losses	(92)	(84)
Accumulated losses	(315,618)	(196,634)

Total shareholder’s (deficit) equity	(17,114)	101,878

TOTAL LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY	$3,374,194	$3,366,482

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of September 30, 2015 and December 31, 2014 , 1 share of US$1 par value per share was issued and fully paid.

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

OPERATING REVENUE
Entertainment, retail and others	$1,386	$476	$2,082	$1,410

OPERATING COSTS AND EXPENSES
Entertainment, retail and others	(1,255)	—	(1,255)	—
General and administrative	(450)	(973)	(1,848)	(2,484)
Amortization of land use right	(3,026)	(3,026)	(9,078)	(9,078)
Depreciation and amortization	(63)	(14)	(88)	(16)
Pre-opening costs	(50,998)	(3,470)	(98,313)	(8,489)
Property charges and others	(88)	—	(88)	—

Total operating costs and expenses	(55,880)	(7,483)	(110,670)	(20,067)

OPERATING LOSS	(54,494)	(7,007)	(108,588)	(18,657)

NON-OPERATING INCOME (EXPENSES)
Interest income	453	2,450	2,173	2,482
Interest expenses, net of capitalized interest	—	(8,123)	(1,356)	(10,384)
Other finance costs	(830)	(6,074)	(11,426)	(19,138)
Foreign exchange gain (loss), net	90	(356)	213	(1,211)

Total non-operating expenses, net	(287)	(12,103)	(10,396)	(28,251)

NET LOSS	$(54,781)	$(19,110)	$(118,984)	$(46,908)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(38,945)	$(12,063)	$(57,361)	$(31,348)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(171,490)	(168,986)	(646,842)	(370,750)
Prepayment for other long-term assets	(11,727)	—	(35,932)	—
Payment for land use right	—	(23,781)	(24,376)	(46,982)
Advance to an affiliated company	(10,840)	—	(21,763)	—
Advance payments and deposits for acquisition of property and equipment	(3,589)	(16,649)	(18,821)	(49,491)
Loan to an affiliated company	(2,000)	—	(2,000)	—
Changes in restricted cash	242,543	(1,273,318)	824,736	(992,067)

Net cash provided by (used in) investing activities	42,897	(1,482,734)	75,002	(1,459,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(429)	(334)	(4,591)
Advance from immediate holding company	—	199,537	—	199,540
Proceeds from long-term debt	—	1,295,689	—	1,295,689

Net cash provided by (used in) financing activities	—	1,494,797	(334)	1,490,638

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,952	—	17,307	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,516	—	3,161	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$20,468	$—	$20,468	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$—	$—	$(5,844)	$(5,844)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	97,086	56,839	150,624	128,165
Construction costs and property and equipment funded through amounts due from/to affiliated companies	4,465	(32)	5,850	698

F-4